SOC TELEMED, INC.

2411 Dulles Corner Park, Suite 475

Herndon, Virginia 20171

April 6, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences
100 F Street, N.E.

Washington, D.C. 20549

Attn:	Joshua Gorsky

Re:	SOC Telemed, Inc. Request for Withdrawal of Registration Statement on Form S-3

File No. 333-261518

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), SOC Telemed, Inc. (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or as soon as practicable hereafter, of its Registration Statement on Form S-3 (File No. 333-261518), as originally filed with the Commission on December 7, 2021 (the “Registration Statement”). The Registration Statement was declared effective on December 14, 2021.

On April 6, 2022, the Company completed the transactions contemplated by the Agreement and Plan of Merger, dated as of February 2, 2022 (the “Merger Agreement”), by and among the Company, Spark Parent, Inc., a Delaware corporation (“Parent”), and Spark Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub merged with and into the Company (the “Merger”), with the Company surviving the Merger as a direct, wholly owned subsidiary of Parent. In connection with the Merger, the Company determined that it is in its best interest to withdraw the Registration Statement at this time.

The Company confirms that no securities were sold pursuant to the Registration Statement or the prospectus contained therein.

Please provide a copy of the order consenting to the withdrawal to Ryan K. Brissette of Kirkland & Ellis LLP by email to ryan.brissette@kirkland.com. If you have any questions regarding this request, please contact Ryan K. Brissette by telephone at (212) 446-4934 or by e-mail at the address provided above.

Very truly yours,

SOC TELEMED, INC.

By:	/s/ Eunice Kim
Name:	Eunice Kim
Title:	General Counsel and Corporate Secretary

cc:	Christopher M. Gallagher, SOC Telemed, Inc.

Ryan K. Brissette, Kirkland & Ellis LLP